DLA Piper LLP (US)
4365 Executive Drive, Suite 1100
San Diego, CA 92121-2189
O] 858-677-1476
F] 858-677-1401
August 14, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Larry Spirgel
Assistant Director

Re:	Qualcomm Incorporated
Form 10-Q for the Quarterly Period Ended March 29, 2009
File No. 0-19528
Dear Mr. Spirgel:
On behalf of Qualcomm Incorporated (“Qualcomm” or “the Company”), I am writing in response to the comments contained in your letter dated July 15, 2009 (the “Comment Letter”) regarding Qualcomm’s Form 10-Q for the quarterly period ended March 29, 2009.
I enclose herewith copies of the Agreement (as defined below) and the Duff & Phelps report (collectively, the “Confidential Material”). The Confidential Material is marked “Confidential Treatment Requested by Qualcomm Incorporated” and is identified with numbers 0001 through 0302.
Pursuant to Rule 12b-4 promulgated under the Securities Exchange Act of 1934, as amended, the Confidential Material is being provided to the Staff on a confidential, supplemental basis only and is not to be filed with or deemed part of the 10-Q. Pursuant to Rule 12b-4, I hereby request on behalf of Qualcomm that the Confidential Material be returned to me promptly following completion of the Staff’s review. Please contact me when you have completed your review, and I will arrange to have the Confidential Material retrieved from the Commission.
On behalf of Qualcomm, I hereby request pursuant to Rule 83 of the Commission’s Rules of Practice confidential treatment for (i) the entirety of the Confidential Material and (ii) the redacted portions of this response letter, which are indicated herein as [***]. Please promptly inform me of any request for disclosure of all or a portion of such material made pursuant to the Freedom of Information Act or otherwise, so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83.

Mr. Larry Spirgel
August 14, 2009

A copy of this request (but not the Confidential Material) is also being delivered to the Freedom of Information Act Officer of the Commission.
Overview
Before addressing each of the Staff’s comments, the Company believes it is useful to provide a high level overview of its litigation with Broadcom Corporation (“Broadcom”) prior to the execution of the Settlement and Patent License and Non-Assert Agreement, dated April 26, 2009 (“the Agreement”). Since 2005, the Company and Broadcom had been engaged in a series of complex legal disputes in various forums. As discussed in the Company’s response to comment #5 below, these litigation events and the risks associated with loss of customers, litigation losses and injunctions were described in the Company’s reports filed under the Exchange Act. As time progressed, the litigation matters (and adverse rulings in many of them) were increasingly creating significant uncertainties, risks and burdens for the Company, including ongoing legal expenses of approximately [***]. (See listing of litigation matters below.) [***]
While the discussion that follows is long and complex, the simple fact is that the Company did not believe that rights to Broadcom’s patents was of significant value compared to the overall value of the settlement. The decision to settle the litigation for the amount agreed upon was driven primarily by other factors relating to the breadth and scope of the dispute [***].
Broadcom asserted nearly 20 patents against the Company. Most of the asserted patents were part of a portfolio that Broadcom acquired in 2002 for approximately $24 million. (The same portfolio had been offered to the Company previously for a similar price, and after evaluating the portfolio, the Company declined to purchase it.) Of the nearly 20 patents Broadcom asserted, it prevailed at trial on only four (and of those, only two ultimately survived appeal). As to the four patents on which Broadcom initially prevailed, the Company successfully prepared and deployed technical “design arounds” (i.e., technical modifications, such as redesigns of the hardware or implementation of new software, to change the structure or function accused of infringing) for its products on all of the claims it was found to have infringed. In addition, at the time of the settlement, one patent remained to be tried (scheduled for trial in September). With respect to that patent, the U.S. Patent and Trademark Office (“USPTO”), based on the Company’s submissions, recently found all the asserted claims to be invalid. These facts underlie the Company’s conclusion that rights to Broadcom’s patents were of insignificant value compared to the overall value of the settlement.
Despite the fact that Broadcom’s standing success on the patent claims had been reduced to two patents, a significant consideration developed in early 2009 in the Central District of California patent case (the “467 case”). That consideration was the combination of the

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August 14, 2009

district court’s increasingly expansive view of the scope of the injunction and a setback regarding the timing of appellate review, both of which amplified risks and uncertainties to the Company’s ongoing business and commercial relationships that needed to be resolved. Part of the injunction issued by the federal court in California was directed to a portion of the Company’s third generation (“3G”) CDMA chipsets. While the Company had succeeded in developing and deploying a design around that brought the products outside of the scope of the patent claims, over a series of motions resulting in adverse rulings, the court adopted an increasingly expansive view of its authority to enjoin the Company’s activities, eventually indicating that it had the authority to enjoin even noninfringing activities. While the Company vehemently disagreed with the court’s interpretation of its authority, the Company’s efforts to obtain expedited and timely appellate review failed. The denial of expedited appellate review meant that the Company’s important redesigns would be evaluated in a context of the district court’s expansive interpretation of its powers to enjoin without the likely prospect of a timely appellate relief if needed. Given this circumstance, the potential for substantially increased disruption to the Company’s business and damage to its commercial relationships mounted. Even if the Company ultimately prevailed on appeal with respect to the proper interpretation of the injunction and the effectiveness of the design arounds, which it certainly believed it would, a delayed victory could have been a pyrrhic victory if the district court rulings resulted in damage to the Company and its commercial relationships in the interim. These considerations were, in the Company’s view, separate and apart from the value of the patent rights.
While the Company previously had successfully defended an equally significant design around in another case (the International Trade Commission, “ITC”, matter) [***]. At the time the litigation over the injunction in district court evolved to this stage, and the appellate court denied the motion for expedited review, and in light of the many other considerations and circumstances relating to the overall dispute as described in this response, the Company decided to move forward with this settlement even though the amount paid [***].
As is apparent from the following listing of U.S.-based litigation and foreign regulatory agency complaints between 2005 and 2009, the array of disputes between the Company and Broadcom was extensive. Throughout the lengthy term of the disputes, Broadcom was attempting to but had never participated significantly in the cellular industry as a supplier of baseband chipsets, the primary components in wireless handsets (i.e., cell phones). The Company, on the other hand, had extensive and well-established relationships with virtually all of the handset manufacturers and carriers providing products and services in the United States (e.g., Motorola, Samsung, LGE, Verizon and Sprint). [***] Despite the Company’s belief that it would ultimately prevail through the courts on remaining issues, [***], with critical developments occurring in early 2009 that drove the ultimate push to settlement.

Mr. Larry Spirgel
August 14, 2009

From the inception of the litigation by Broadcom in May 2005, the following matters were in dispute between the two companies:
-	467 (commenced May 18, 2005): Broadcom patent infringement against Qualcomm; Central District of California.
•	Litigated through trial and appeal on three patents; post-verdict injunction issues and related appeals were still pending as of the date of settlement.

•	Fourth patent (’051) in litigation and scheduled for trial as of the date of settlement.
-	468 (commenced May 18, 2005): Broadcom patent infringement against Qualcomm; Central District of California.
•	Stayed pending the outcome of the U.S. International Trade Commission matter on same three patents as in the ITC matter; still pending as of the date of settlement.
-	ITC (commenced May 19, 2005): Broadcom patent infringement against Qualcomm; U.S. International Trade Commission.
•	Same patents at issue in 468; litigated through final decision, appealed, remanded for further proceedings as of the date of settlement;

•	Enforcement action filed on exclusion order; pending final decision as of the date of settlement.
-	3350/1607 (commenced July 1, 2005): Broadcom antitrust claims against Qualcomm; filed in New Jersey District Court and transferred to Southern District of California.
•	Litigated through dismissal, appeal and remand in New Jersey prior to transfer to San Diego; still pending (discovery ongoing) as of the date of settlement.
-	1829 (commenced October 7, 2008): Broadcom patent exhaustion claims against Qualcomm; Southern District of California.
•	Still pending as of the date of settlement.
-	1392 (commenced July 11, 2005): Cross claims for patent infringement; Southern District of California.
•	Dismissed prior to the date of settlement.
-	1662 (commenced August 24, 2005): Cross claims for trade secret misappropriation and patent infringement; Southern District of California.
•	Dismissed prior to the date of settlement.
-	1958 (commenced October 14, 2005): Qualcomm patent infringement against Broadcom; Southern District of California.
•	Litigated through trial and appeal; ancillary matters still pending as of the date of settlement.
-	0660 (commenced March 24, 2006): Broadcom patent infringement against Qualcomm; Southern District of California.
•	Patent removed/transferred from other cases; dismissed prior to the date of settlement.

Mr. Larry Spirgel
August 14, 2009

-	1249 (commenced April 12, 2007): Broadcom unfair competition against Qualcomm; California State Court, Orange County.
•	Still pending as of the date of settlement.
-	Commission of The European Communities Directorate-General Competition (Complaint filed October 26, 2005):
•	Broadcom unfair competition complaint against Qualcomm
-	Korea Fair Trade Commission (Investigation initiated February 26, 2006):
•	Broadcom unfair competition complaint against Qualcomm
While all of the disputes listed above contributed to the cumulative burden of the litigation on the Company and the cellular industry, the post-judgment disputes in the ITC and 467 matters stand out. On June 7, 2007, the ITC issued an exclusion order and a cease and desist order against certain of the Company’s chipsets and excluded from importation downstream products (handsets) containing the affected chipsets. These remedial orders were based on a finding of infringement of one set of claims of one patent at issue (the ’983 patent). The ITC issued its downstream exclusion order, broadly impacting cellular handsets imported into the United States, despite significant involvement and opposition from many handset manufacturers and carriers in the wireless industry protesting against a downstream remedy. The United States Court of Appeals for the Federal Circuit eventually stayed the exclusion order as it applied to downstream products, and then reversed the infringement finding and determined that the downstream remedy was unlawful. As a result of the ITC’s order, however, the Company had engaged in an extensive effort to develop, test and deploy a design around for use in its products to avoid the infringement as determined by the ITC and to avoid any harm to the industry as a result of the remedial orders. This was the first of several design arounds developed and deployed by the Company in the course of the overall dispute with Broadcom. After a significant amount of effort, the design around was widely accepted by the Company’s customers and carriers [***]. The design around was quickly challenged by Broadcom through an enforcement action filed in the ITC, which was heard in April 2008. Following a three-day hearing in which the new design was successfully defended, the administrative law judge took no action on Broadcom’s claim of continuing infringement, and the ITC had not ruled on the issue when the appellate court reversed the original ’983 infringement finding and remanded it to the ITC for further proceedings. Both matters – the enforcement action and the original, remanded action – were still pending as of the date of settlement.
The 467 district court case, which coincided with the ITC matter, covered a different set of Broadcom patents. The 467 jury returned a verdict of infringement in May 2007 (just before the ITC’s June exclusion order), with a damages verdict of just under $20 million (growing to $25 million including post-judgment interest).1 In August 2007, the district court held an injunction hearing, deliberated for several months and issued its injunction

[1]	The damages award was reduced to $13 million in a subsequent court ruling that found the ’686 patent to be invalid.

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August 14, 2009

decision on December 31, 2007. The resulting order included an immediate permanent injunction as to certain products and, as to other products, a mandatory royalty which, on January 31, 2009, would convert to a permanent injunction.
In anticipation of an injunction order, the Company had engaged in extensive efforts, working closely with handset manufacturers and carriers, to develop, test and implement design arounds for each of the three patents at issue in the 467 trial. [***] By January 31, 2009, the end of the royalty bearing period, the Company had developed and deployed design arounds for all three patents. [***]
Following the permanent injunction in the 467 case, Broadcom brought a series of contempt motions against the Company. Although the Company believed that each of the contempt motions was meritless, the district court repeatedly found the Company in contempt based on disagreements over the interpretation of the court’s injunction order. In its last contempt ruling before the settlement, the district court found the Company in contempt for pursuing admittedly noninfringing activities. The result was a de facto and, in the Company’s view, unlawful broadening of the scope of the injunction beyond the scope of the underlying patents at issue. The successive and increasingly unpredictable contempt rulings by the district court increased uncertainty and contributed to the burdens associated with the Company’s compliance program under the injunction. This in turn increased the risks, uncertainties and burdens on the Company’s customers and the downstream carriers affected by the injunction.
As this state of affairs continued, [***].
Having failed to persuade the district court that its recent interpretation of the injunction order was improper and unlawful, the Company appealed the contempt rulings and sought expedited review, in order to bring the injunction back within its proper scope. On January 30, 2009, two days after the Company filed its Form 10-Q for the quarterly period ended December 28, 2008, the Federal Circuit denied the Company’s request for an expedited appeal. That meant it would be several months before the Federal Circuit would schedule oral argument on the appeal, let alone issue a decision, and the district court’s erroneous interpretation of its injunction order and the procedures by which a contempt motion may be adjudged could continue without correction.
At the time the Federal Circuit rejected the request for expedited treatment, Broadcom had filed another motion for contempt challenging the Company’s design arounds to one of the patents-in-suit. In the Risk Factors section of its Form 10-Q for the quarterly period ended December 28, 2008, the Company explained that a “negative outcome in any such litigation could severely disrupt the business of our chipset customers and their wireless carriers, which in turn could hurt our relationships with our chipset customers and wireless

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August 14, 2009

operators and could result in a decline in our share of worldwide chipset sales and/or a reduction in our licensees’ sales to wireless operators, causing a corresponding decline in our chipset and/or licensing revenues.” Although the Company was confident that its design arounds successfully avoided infringement, an incorrect decision by the district court on this issue, even if corrected on appeal, [***].
In addition to the various contempt motions, the Company was still defending the assertion of another patent in the same 467 case, which had not been involved in the earlier trial. The litigation of issues relating to the ’051 patent had previously been stayed pending the outcome of the USPTO’s reexamination of the validity of that patent. The ’051 patent came out of reexamination in late 2008, with many claims abandoned but many others newly added. The district court set trial to begin in September 2009. The Company accumulated significant evidence demonstrating the invalidity of the remaining claims of the ’051 patent. Indeed, after the settlement, on June 23, 2009, the USPTO rejected all of the ’051 patent claims that had formed the basis for Broadcom’s infringement case. Nevertheless, at the time of the settlement, the Company faced another jury trial and potential injunction hearing in front of the same court that had issued the prior injunction order and contempt decisions. After four years of litigation, an ITC exclusion order and a cease and desist order, an injunction order, overly broad applications of the injunction order to find the Company in contempt, and numerous design around efforts, the prospect of another potentially adverse result was a significant concern, [***] even if the Company proceeded to trial and successfully defended the ’051 patent claim (by, for example, demonstrating its invalidity as had been demonstrated to the USPTO in the reexamination process).
The 467 district court had also stayed the separate infringement action (“the 468 case”) brought by Broadcom because the patents at issue were already being litigated in the ITC proceeding. The 468 stay would have been lifted after the ITC case came to a final conclusion with no further appeals. Once that occurred, Broadcom would have had an opportunity to re-litigate the patents in the district court, even the patents on which it lost, because ITC decisions regarding infringement and validity do not have binding legal effect in district court.
It is important to note that the patent litigation described above was not the only litigation with Broadcom that had occurred or that was still pending as of the date of the settlement. Among the several actions still pending was the antitrust suit first filed on July 1, 2005 and subsequently transferred to the Southern District of California. Because of the wide-ranging nature of the allegations, the Company was forced to undertake an extremely burdensome and expensive document review and production process involving more than

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August 14, 2009

[***] pages. The allegations, while meritless in the Company’s view, challenged certain of the Company’s business practices and posed additional risks.
The Company’s decision to settle these matters was based on an evaluation of the entire spectrum of litigation listed and described above, consideration of the ongoing risks and uncertainties raised by the various developments in the litigation and the burden upon the Company [***]. Ultimately, the resolution reflected the Company’s determination that resolving the litigation, on the terms set forth in the agreement, would increase shareholder value, more than would be the case if the Company were to pursue a successful resolution of these matters through the courts over the next several years.
Responses to Comments
The numbered paragraphs below restate the numbered paragraphs in the Staff’s letter, and the discussion set out below each paragraph is the Company’s response to the Staff’s comment.
1.	Please provide us a comprehensive analysis of each key provision of the Settlement and Patent License and Non-Assert Agreement (the “Agreement”) Qualcomm entered into with Broadcom, and provide us a copy of it. As part of your response, describe for us the certain rights Broadcom and Qualcomm have granted to each other under their respective patent portfolios.
Response to comment #1:
The Agreement has been submitted supplementally as Confidential Material to this response.
The key provisions of the Agreement can be summarized as follows:
a)	Broadcom agrees to terminate (with prejudice) all of its litigation with Qualcomm, including (a) patent infringement claims in the International Trade Commission; (b) two cases alleging patent infringement in the United States District Court for the Central District of California; (c) antitrust and declaratory relief actions in the United States District Court for the Southern District of California; (d) Broadcom’s antitrust complaint to the European Commission; and (e) Broadcom’s antitrust complaint to the Korea Fair Trade Commission. Broadcom and Qualcomm also grant releases to each other with respect to other existing claims. (Recital para. A, Sections 4 & 5, Attachment D.)

Mr. Larry Spirgel
August 14, 2009

b)	Qualcomm agrees to pay Broadcom a total of $891.2 million in the form of an initial payment of $200 million (less certain possible deductions) and sixteen quarterly payments of $43.2 million each. (Section 3.)

c)	Broadcom and Qualcomm agree not to assert patents having a priority date before April 27, 2013 against each other for certain of their respective integrated circuit products and certain other products and services. In addition, Broadcom and Qualcomm agree not to assert additional potential patent infringement claims against each other for a period of four years. (Section 6.)

d)	Broadcom agrees not to assert its patents having a priority date before April 27, 2010 against Qualcomm’s customers for Qualcomm’s integrated circuit products incorporated into cellular products. Subject to other provisions in the Agreement, Qualcomm’s customers do not, however, receive rights to any of Broadcom’s patents with respect to Qualcomm integrated circuit products incorporated into non-cellular products and equipment. (Sections 7.1, 7.9.)

e)	Qualcomm agrees not to assert its patents having a priority date before April 27, 2010 against Broadcom’s customers for Broadcom’s integrated circuit products incorporated in non-cellular products. Broadcom customers do not, however, receive rights to any of Qualcomm’s patents with respect to Broadcom integrated circuit products incorporated into cellular products and equipment. (Sections 7.2, 7.9.)

f)	Broadcom grants Qualcomm an exhaustive license to certain patents that were the subject of litigation between the parties, and to portions of related patents, for integrated circuit and software products. (Section 7.3.)

g)	Broadcom agrees to assign certain patents to Qualcomm. (Section 8.)
2.	Please explain to us how you determined the fair value of the assets to be received pursuant to the Agreement is $38 million, and provide us a copy of any valuation report that was prepared in connection with the determination.

Response:

Please see the consolidated response following comment #4.
3.	We note that Qualcomm allocated only $38 million of the Agreement value to the assets received. Please provide us a discussion that addresses why this allocation is reasonable and is consistent with the way Qualcomm will utilize the rights granted to it under Broadcom’s patent portfolio.

Response:

Mr. Larry Spirgel
August 14, 2009

Please see the consolidated response following comment #4.
4.	Based upon your disclosure it appears that you have utilized a residual methodology to allocate $748 million to the litigation settlement charge in the second quarter of fiscal 2009. Please explain to us in detail why you were not able to separately value, or chose not to separately value, the litigation settlement charge. As part of your response, please explain to us in detail how you considered, or why you did not consider, the $25 million final judgment in the 467 case in valuing the open litigation between Qualcomm and Broadcom. It appears that this final judgment is objective evidence that could be used to value part of the litigation settlement component of the Agreement. Other objective evidence that could be used to value the litigation settlement component would appear to be the application of a royalty rate to revenue attributable to products that utilize, or allegedly utilize, patents at the center of Qualcomm’s litigation with Broadcom. Please explain to us how you have considered this historical evidence in valuing the components of the Agreement, and provide us a schedule of revenue by relevant product and patent for applicable periods as part of your response.
Response to comments #2, #3 and #4:
The Company is providing a consolidated response to comments #2, #3 and #4 due to their overlapping subject matter. The valuation report prepared by Duff & Phelps2 has been submitted supplementally as Confidential Material to this response.
The Company evaluated the following key benefits received under or resulting from the Agreement:
•	Assigned Patents

•	Patents-In-Suit

•	Covenant Not to Assert by Broadcom

•	Standstill Agreement

•	Avoided Future Litigation Expenses

•	Avoided Future Customer Disruption
Benefits for Which the Company Recorded Assets
The fair values of the assigned patents and the patents-in-suit were estimated by the Company, and reflected in the balance sheet, as follows:

[2]	The amounts recorded in the Company’s Form 10-Q for the quarterly period ended March 29, 2009 considered Duff & Phelps’ draft report, which was finalized on June 22, 2009.

Mr. Larry Spirgel
August 14, 2009

Assigned patents	$11.0	million
Patents-in-suit:
’317	25.0
’051	0.7
’311	0.7
’010, ’983, ’675	0.4

Patents-in-suit subtotal	27.0
Total	$38.0	million

Assigned Patents
The assigned patents represent 50 patent families (consisting of 90 granted U.S. patents and 111 total patents) transferred to the Company by Broadcom that were not related to any of Broadcom’s infringement allegations. [***] Obtaining patents was not a primary goal in the Company’s negotiations with Broadcom; their receipt was an ancillary result. The assigned patents may be useful [***]. However, this value is buyer-specific and is not probable or reasonably estimable.
The assigned patents could have offensive value to a market participant because the market participant could attempt to license these assigned patents or assert them against certain companies in the industry. Thus, from a market participant perspective, the assigned patents do have probable economic benefit to the Company, as the Company could sell the assigned patents to a market participant. Because the value of these patents is based on selling them to a market participant, the most reliable and market participant-based framework to estimate the fair value was to use market comparable patent transaction data, which indicates what third parties are willing to pay for patents that could be exploited in an offensive licensing program.
In estimating the fair value of the assigned patents, various patent transaction prices were considered, including patent transaction prices from the Company’s own past transactions and from publicly available sources. Using that data, the Company determined a median value per patent family and a weighted-average price per U.S. patent and then calculated a range for the fair value of the assigned patents of $11 million (using the per patent family data) to $14 million (using the per patent data). The Company chose to rely on the $11 million end of the range because the Company had analyzed and selected the patents on a per family basis, not on an individual patent basis.
Patents-in-Suit
The license to the patents-in-suit does not represent patent ownership; it only represents an exhaustive license to the seven patents as well as to certain claims of related patents in the Agreement. The Company does not have the right to assert the patents-in-suit in future negotiations with third parties. Thus, the only value of the license to the patents-in-suit (if any) would come from use of those patents in existing or planned future Company products. Of the seven patents-in-suit, the Company determined that the license rights

Mr. Larry Spirgel
August 14, 2009

related to six of the seven patents represent assets with values that could be reasonably estimated. The remaining patent license (related to the ’686 patent) has no value because the relevant claim of the patent was determined to be invalid by the Federal Circuit.
For the ’317 patent license, the most reliable method of valuation was a cost savings method, because while the Company was not using the patent at the time of the settlement and had developed technology that designed around the patent, the Company planned to use the patented technology in the future. In order to value this patent license, the Company estimated the projected cost savings to the Company by not using its design around technology for the remainder of the patent life and using the patent instead. The projected cost savings were tax affected and discounted back to present value, and then the tax savings of amortization were added, to arrive at the estimated fair value of the patent of $25 million.
For the license to the other five patents-in-suit, the Company either did not plan to stop using the applicable design around or believed that the Company’s existing and planned future products do not and will not use the patented technology. As such, the Company looked to the perspective of a market participant. Because the Company concluded that the value to a market participant under a licensing or “decision tree” framework would have been highly speculative and that transaction data would serve as an indication as to the amount a market participant would be willing to pay for similar patents, the Company used a market comparables approach. Accordingly, various patent transaction prices were considered, as described above. From that data, the Company relied upon either the weighted-average price per U.S. patent or the top decile of the average price per U.S. patent. Although the value of an owned patent should, in theory, exceed the value of a license to that patent, the Company concluded that this approach would provide a reliable proxy for the license value for this purpose.
Benefits for Which the Company Did Not Record Assets
Other elements of value to the Company resulting from the Agreement included (a) the covenant not to assert and standstill agreement, (b) avoided future litigation expenses, and (c) avoided future customer disruption. The Company concluded that these benefits do not meet the definition of an asset in CON 6 because they do not embody probable future economic benefits that involve a capacity to contribute to future net cash inflows nor are such benefits exchangeable or, with respect to (b) and (c) above, legally enforceable. In addition, the Company did not have a reasonable basis on which to estimate the value of these items. Accordingly, the residual amount was allocated to these elements and was recognized immediately as litigation settlement expense in the statement of operations.
Covenant Not To Assert and Standstill Agreement
The Company concluded that no value should be assigned to Broadcom’s covenant not to assert and standstill agreement because these cross-covenants were considered to be protective measures taken by the companies to avoid future litigation. This is contrasted

Mr. Larry Spirgel
August 14, 2009

with the assignment of value to the license to the patents-in-suit where such patents had been asserted against the Company by Broadcom. Given the breadth of Broadcom’s legal assault and infringement assertions against the Company, it was considered reasonable to conclude that, if there were other Broadcom patents that Broadcom believed the Company was infringing, Broadcom would have asserted those as well. Broadcom’s failure to do so is consistent with the Company’s conclusion that no value should be ascribed to Broadcom’s covenant not to assert. In reaching the conclusion on the covenant not to assert and the standstill agreement, the Company also considered remarks made by Eric C. West, Associate Chief Accountant, Office of the Chief Accountant at the SEC before the 2007 AICPA National Conference on Current SEC and PCAOB Developments on December 10, 2007. In his speech, Mr. West indicated that general covenants not to sue may not meet the definition of an asset or have value to a market participant.
Avoided Future Litigation Expenses
In the Company’s view, avoided future litigation expenses were a significant component of the settlement. Over the last few years, the Company has incurred significant litigation expenses related to Broadcom matters [***]. With respect to the value of avoided future litigation expenses, the Company was not able to estimate the amount that would have been incurred in the future due to the Broadcom matters with sufficient reliability for accounting purposes as litigation expenses can be unpredictable in probability, timing and amount. However, it is reasonable to assume that the Company could have incurred [***] dollars in future litigation expenses had the Agreement not been reached. A key component of settling this matter was to mitigate the uncertainty associated with the probability, timing and amount of future payments for litigation.
Avoided Future Customer Disruption
The Company was willing to pay Broadcom an amount in excess of the estimated fair value of the assigned patents and other intangible rights received because of the anticipated future benefit associated with avoiding [***].
[***]
The Residual Method of Accounting
As noted above, the Company concluded that the principal benefits derived from the Agreement were avoided future litigation expenses and [***]. The Company could not reliably estimate their fair values for accounting purposes and concluded that such benefits did not meet the definition of an asset. Accordingly, the residual approach to allocating the amount paid to Broadcom to the individual elements in the arrangement was deemed to be appropriate and was applied as follows:

Mr. Larry Spirgel
August 14, 2009

(in millions)
Gross obligation	$891

Fair value of assets received	(38)

Discount on long-term obligation (imputed interest pursuant to APB 21)	(45)

Accrued liabilities to Broadcom (expensed in prior periods)	(60)

Total settlement charge in Q2FY09	$748

In deciding on this approach, the Company considered remarks made by Eric C. West, Associate Chief Accountant, Office of the Chief Accountant at the SEC before the 2007 AICPA National Conference on Current SEC and PCAOB Developments on December 10, 2007. In his speech, Mr. West indicated that if an individual element cannot be valued in accounting for litigation settlements, a residual approach may be appropriate.
The accrued liabilities to Broadcom represented the unpaid portion of amounts that had been accrued and recorded for the damages award and for deemed royalties as a result of the compulsory license awarded by the court. The deemed royalties were classified as cost of sales starting in fiscal 2008. The court in the 467 case issued an award that was subsequently revised to approximately $13 million (including $1.3 million in pre-judgment interest). In addition to the damages award, the Company accrued (and reported) approximately [***] for deemed royalties owed to Broadcom pursuant to the order related to sales by the Company from the original verdict date of May 29, 2007 through December 28, 2008 (the fiscal quarter end preceding the fiscal quarter in which the settlement was recorded). Such amounts were based on the compulsory license methodologies set by the court, which were frequently modified and reinterpreted by the court in subsequent legal proceedings. The deemed royalties [***] as discussed in response to comment #6 below. The court also imposed various remedies related to the permanent injunction. The Company’s final report to Broadcom was provided on February 20, 2009 as the mandatory royalty converted to a permanent injunction on January 31, 2009. The Company did not anticipate reporting or paying any additional amounts to Broadcom pursuant to the judgment as a result of design arounds and changes in its business practices such that its products would not be in violation of any Broadcom patent at issue in the 467 case. As such, there would be no future activity on which to base a royalty.
I refer the Staff to the Company’s response to comment #5 below regarding the relevance of the damages award in the 467 case to the value of the full spectrum of pending litigation.
5.	We note that Qualcomm allocated $748 million of the Agreement value to the litigation settlement charge. Please provide us a comprehensive discussion that addresses why $748 million is reasonable in light of each open law suit, patent infringement claim, etc., as discussed in Item 3 and Note 8 of Qualcomm’s 2008 Form 10-K and Note 7 of Qualcomm’s first quarter Form 10-Q. Based upon our review of these disclosures,

Mr. Larry Spirgel
August 14, 2009

there appears to be no correlation between the sizable settlement amount and (i) the limited disclosure in Qualcomm’s filings as to each open lawsuit, etc., and (ii) the $25 million final judgment in the 467 case. For example, there appears to have been little progress since the July 1, 2005 and October 7, 2008 actions filed by Broadcom, including no discovery by the parties, and very limited disclosure in the filings regarding these two actions, for these two items to comprise any significant portion of a $748 million litigation settlement. As another example, there is no indication from your disclosure that the three patent claims at hand in the ITC hearing that commenced on February 14, 2006 could comprise any significant portion of a $748 million litigation settlement. In this regard, disclosure states that Qualcomm did not infringe on seven out of the eight products at issue on the ’675 patent and it did not directly infringe on the ’983 patent. In regard to the 467 case, it is not clear why the settlement amount for open patent claims would be disproportionate to the final judgment in the 467 case. In summary, we believe your limited disclosure is a strong indication that the litigation settlement component of the Agreement is not substantial.
Response to comment #5:
The Company’s decision to allocate $748 million of the Agreement value to the litigation settlement was reasonable, based on an evaluation of the entire spectrum of pending litigation with Broadcom and the valuation of the assets obtained pursuant to the Agreement. I refer to the Company’s response to comments #2, #3 and #4 regarding how the $748 million litigation settlement charge was determined and the Overview.
For the reasons discussed below, the Company concluded that there was no direct correlation between the settlement amount and the $25 million final judgment in the 467 case, which was subsequently reduced to $13 million (“the damages award”). The jury trial that led to the damages award in the 467 case was just one aspect of a broader set of issues in the 467 case, and the 467 case was just one of a number of pending cases between the Company and Broadcom. There were other pending patent claims (e.g., the ’051 patent and the 468 case) as well as non-patent cases (e.g., the antitrust suit).
The damages award that followed the May 2007 jury verdict has no direct correlation to or bearing on the ultimate settlement amount. That damages award was calculated based on patent law principles, by applying a “reasonable” royalty rate to certain sales during the relevant period (in this case, a limited timeframe of approximately two years). Using the damages award as a basis for valuing the additional open litigation, which included patent and non-patent claims and posed the potential for significant harm to the Company’s business from injunctive relief, was not considered appropriate for the following reasons:
a)	The damages award represented damages solely for a few claims in one lawsuit that related to a relatively small number of the Company’s products over a limited timeframe.

Mr. Larry Spirgel
August 14, 2009

b)	It did not take into account the significance of the injunctive relief in the 467 case or the potential injunctive relief in the remaining litigation.

c)	The claims underlying the damages award and the other open patent claims were too dissimilar to consider the damages award as a benchmark.

d)	The other outstanding cases and the remaining patent dispute in the 467 case had not yet reached a final judgment.

e)	Using the damages award to value the settlement would not have taken into account [***].

f)	It did not take into account the significant ongoing litigation costs.

g)	The Company did not consider the court-imposed rate to be a market-participant rate because the rate was not developed through a market process and it included an element of penalty for continued use during the compulsory license period.
The settlement amount reflects the Company’s assessment of the value of resolving the open litigation claims and their associated risks, which were discussed in the Company’s filings. As noted in the Overview above, despite the Company’s best efforts to comply, the district court had twice found the Company in contempt of the permanent injunction in the 467 case, and a third contempt motion was pending at the time of the settlement. [***] The Company was also actively defending against an antitrust suit (the July 1, 2005 action) that challenged certain of the Company’s business practices and posed additional risks for the Company, [***].
As the Company explained in its Form 10-Q for the quarterly period ended December 28, 2008, the court in the 467 case had “granted portions of two [contempt] motions” and “Broadcom ha[d] filed a third contempt motion relating to the design around of the ’317 patent.” The Company further explained that the “[t]rial [of the ’051 patent] is scheduled in September 2009.” The Company also stated that Broadcom had filed an antitrust action “generally relating to licensing and chipset sales activities, seeking monetary damages and injunctive relief.” In its Form 10-Q for the quarterly period ended December 28, 2008, the Company explained the risks from those litigations, including the following:
•	“If any of our products were found to infringe on another company’s intellectual property rights, we could be subject to an injunction or required to redesign our products, which could be costly, or to license such rights and/or pay damages or other compensation to such other company.”

•	“A negative outcome in any such litigation could severely disrupt the business of our chipset customers and their wireless customers, which in turn could hurt our relationships with our chipset customers and wireless operators and could result in a decline in our share of worldwide chipset sales and/or a reduction in our licensees’

Mr. Larry Spirgel
August 14, 2009

sales to wireless operators, causing a corresponding decline in our chipset and/or licensing revenues.”
As discussed in the Overview above, a key development in the Company’s assessment of the timing and value of the settlement was the Federal Circuit’s denial of the Company’s request to hear its appeals in the 467 case on an expedited schedule. With the denial of the motion to expedite, the Company was concerned that its appeal contesting the district court’s broad interpretation of the injunction order would not be decided in time to prevent one or more additional contempt rulings by the district court that would harm the Company and its customers. The denial of the request for expedition, which occurred two days after the Company filed its Form 10-Q for the quarterly period ended December 28, 2008, meant that it would be several months before the Federal Circuit would even hear oral argument on the appeal, let alone issue a decision. In short, in the Company’s view, through successive contempt motions the district court was improperly applying an expansive reading of the court’s injunction order beyond the scope of the patents at issue in a manner that threatened the Company’s ongoing business, and yet, upon the denial of expedited appellate review, the legal process did not afford timely relief to the Company.
The Company consistently provided disclosure with respect to the Broadcom litigation in the footnotes to the financial statements, Legal Proceedings section, Management’s Discussion and Analysis and Risk Factors contained in its reports filed under the Exchange Act. The Company believes that these disclosures allowed investors to understand and adequately assess the potential risks associated with the litigation, as evidenced by the lack of adverse impact on the Company’s stock price following the announcement of the Agreement and comments from many of the analysts covering the Company.
In summary, the driving force in the Company’s decision to enter into the Agreement was the open litigation, which was costing the Company a tremendous amount of money, was posing significant risks to the business, [***] and was creating uncertainty for the Company, its customers and its shareholders. The timing of the settlement was particularly influenced by the Federal Circuit’s January 30, 2009 denial of the Company’s request for an expedited schedule, which exposed the Company to additional contempt rulings and the district court’s continuing expansive reading of its injunctive order without the opportunity for timely reversal, a particular concern given the upcoming hearing on the design around relating to the Company’s 3G CDMA chipsets. The Agreement enabled the Company to put all of those burdens in the past and move forward. The Company’s decision to settle the litigation for $891.2 million reflected its determination that paying that amount would increase shareholder value, more than would be the case if the Company were to pursue a successful resolution of these matters through the courts over the next several years.
6.	Please tell us more about the assistance you provide to your customers, as discussed in the last bullet point. Explain to us what you mean by “financial support to minimize the impact of litigation in which (you) are involved.” Also, tell us whether you provided any assistance, including the nature and amount of the assistance, on behalf of any customers that was related to your litigation with Broadcom. Finally, tell us how you

Mr. Larry Spirgel
August 14, 2009

are accounting for any assistance provided to your customers and refer to your basis in the accounting literature.
Response to comment #6:
There were two arrangements under which the Company provided financial support to customers to minimize the impact of litigation in which the Company was involved, [***].
In September 2007, the Company agreed to [***]. However, the Company entered into this agreement [***].
Separately, the Company was contingently liable under an agreement that was entered into [***] arising from certain claims of patent infringement [***] related to products or services sold or provided by the Company. Under this agreement, the Company was also obligated to [***]. This [***] agreement was not initially measured and recognized at fair value because it was deemed to be similar to a product warranty in that it related to claims and/or other actions that could impair [***] ability to use the Company’s products or services and therefore qualified for the scope exception under FIN 45, paragraph 7(b). Accordingly, the Company recorded contingent liabilities resulting from the arrangement when they were probable and could be reasonably estimated in accordance with FAS 5.
Because the [***] agreements were made to parties that are customers as defined by EITF 01-9, they were classified in the statement of operations in accordance with this guidance. The Company determined that the amounts should be classified as a reduction of revenue when recognized in the statement of operations because the Company did not receive identifiable benefits in exchange for the cash consideration that were sufficiently separable from the customers’ purchase of its products. The total amounts recognized in earnings for these [***] to customers were approximately [***] and [***], respectively, during the six months ended March 29, 2009 and [***] and [***], respectively, for the year ended September 28, 2008.

Mr. Larry Spirgel
August 14, 2009

In connection with its response to the Commission Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me should you have additional questions.
Sincerely,
DLA Piper LLP (US)

By:	/s/ Cameron Jay Rains
Cameron Jay Rains
Admitted to practice in California